

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Valaris Limited, under the Exchange Act of 1934:

- Common Shares, $0.01 par value per share
- Warrants to purchase Common Shares

Sincerely,